Ecopetrol S.A. obtains authorization to execute loan with international banks for up to USD 1 billion

Ecopetrol S.A. (BVC: ECOPETROL; NYSE: EC) announces that, as part of its comprehensive debt management strategy, it has been granted authorization by the Ministry of Finance and Public Credit ("MHCP"), through Resolution 2152 dated August 24, 2023, to execute a credit agreement for up to USD 1,000 million. This loan will serve to fund the Company's organic investment plan for 2023.

Deutsche Bank AG, Banco Inbursa S.A., Banco Latinoamericano de Comercio Exterior S.A., and ICBC Standard Bank Plc will act as lenders. The loan is set to span a period of 7 years from the agreement's signing date, with principal payments commencing in the third year. The interest rate will be variable and determined by the involved parties.

The execution of the loan agreement and the initial disbursement of USD 800 million are anticipated to occur within the coming days. Additionally, the loan allows for the possibility of additional disbursements for up to USD 200 million within 90 days of the date of execution of the agreement, subject to a contractual process. As per the terms of the agreement sanctioned by the MHCP, the aggregate value of this external public credit will not surpass USD 1 billion.

This agreement serves as a testament to the international financial sector's support and confidence in the strategic direction of the Ecopetrol Group.

In accordance with the law, the MHCP reviewed and endorsed the terms of the documentation, which define potential default scenarios by the borrower. These scenarios include failure to pay principal and interest, the borrower's inability to meet financial commitments, compromise to the accuracy of the borrower’s financial data, and failure to fulfill contractual obligations, among others which are common in transactions of this nature. Should any of these outlined events materialize, the lenders would have the right to demand the early repayment of the debt, following the procedure specified in the contract. Similarly, the loan documentation establishes Ecopetrol's right to indemnification from the lenders in cases where the disbursements are not made on a timely manner. All of the above adheres to the regulatory framework of the State of New York.

Bogota D.C., August 28, 2023

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Ecopetrol is the largest company in Colombia and one of the main integrated energy companies in the American continent, with more than 18,000 employees. In Colombia, it is responsible for more than 60% of the hydrocarbon production of most transportation, logistics, and hydrocarbon refining systems, and it holds leading positions in the petrochemicals and gas distribution segments. With the acquisition of 51.4% of ISA’s shares, the company participates in energy transmission, the management of real-time systems (XM), and the Barranquilla - Cartagena coastal highway concession. At the international level, Ecopetrol has a stake in strategic basins in the American continent, with Drilling and Exploration operations in the United States (Permian basin and the Gulf of Mexico), Brazil, and Mexico, and, through ISA and its subsidiaries, Ecopetrol holds leading positions in the power transmission business in Brazil, Chile, Peru, and Bolivia, road concessions in Chile, and the telecommunications sector. This press release contains business prospect statements, operating and financial result estimates, and statements related to Ecopetrol's growth prospects. These are all projections and, as such, they are based solely on the expectations of the managers regarding the future of the company and their continued access to capital to finance the company's business plan. The realization of said estimates in the future depends on the behavior of market conditions, regulations, competition, and the performance of the Colombian economy and the industry, among other factors, and are consequently subject to change without prior notice.

This release contains statements that may be considered forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. All forward-looking statements, whether made in this release or in future filings or press releases, or orally, address matters that involve risks and uncertainties, including in respect of the Company’s prospects for growth and its ongoing access to capital to fund the Company’s business plan, among others. Consequently, changes in the following factors, among others, could cause actual results to differ materially from those included in the forward-looking statements: market prices of oil & gas, our exploration, and production activities, market conditions, applicable regulations, the exchange rate, the Company’s competitiveness and the performance of Colombia’s economy and industry, to mention a few. We do not intend and do not assume any obligation to update these forward-looking statements.

For more information, please contact:

Head of Capital Markets

Carolina Tovar Aragón

Email: investors@ecopetrol.com.co

Head of Corporate Communications

Marcela Ulloa

Email: marcela.ulloa@ecopetrol.com.co